iGo, Inc.

17800 North Perimeter Drive, Suite 200

Scottsdale, Arizona 85255

December 12, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:          iGo, Inc.

Withdrawal of Registration Statement on Form S-3 (File No. 333-99845)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), iGo, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-3 (File No. 333-99845), together with all exhibits and amendments thereto (collectively, the “Registration Statement”) effective as of the date hereof or at the earliest practicable date hereafter. The Company makes this request because (i) the Registration Statement was intended to register for resale stock held by selling stockholders, (ii) the Registration Statement was never declared effective, and (iii) the Company now intends to deregister its securities under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), through the filing of a Form 15, such that the Registration Statement is no longer necessary. The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Registration Statement was originally filed with the Commission on September 19, 2002 and amended on November 21, 2002. The Registration Statement was not declared effective by the Commission under the Securities Act and no securities were sold pursuant to the Registration Statement.

If you have any questions regarding this letter please contact our General Counsel, Leonard J. McGill, at 212.520.2234.

Sincerely,

/s/Terry R. Gibson

Terry R. Gibson,

Chief Executive Officer and President